EXHIBIT 99.2

Saks Incorporated Employee Stock
Purchase Plan
Financial Statements
December 31, 2001 and 2000

Saks Incorporated Employee Stock Purchase Plan
Table of Contents

Pages

Report of Independent Accountants	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000	2

Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001, the Eleven Month Period Ended
December 31, 2000, and the Year Ended January 31, 2000	3

Notes to Financial Statements	4 - 5

Report of Independent Accountants

To the Board of Directors of Saks Incorporated

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits, present fairly, in all material respects, the net assets available for plan benefits of Saks Incorporated Employee Stock Purchase Plan at December 31, 2001 and 2000, and the related changes in net assets available for plan benefits for the year ended December 31, 2001, the eleven month period ended December 31, 2000 and the year ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama March 7, 2002

Saks Incorporated Employee Stock Purchase Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
ASSETS

Cash held by Saks Incorporated	$-	$-

	-	-

LIABILITIES

Due to terminated employees	$-	$-

	-	-

Net assets available for plan benefits	$-	$-

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001, the Eleven Month Period Ended December 31,
2000, and the Year Ended January 31, 2000

		Eleven
	Year Ended	Months Ended	Year Ended
	December 31,	December 31,	January 31,
	2001	2000	2000
Additions:
Participant contributions	$978,255	$1,880,383	$2,686,882

Deductions:
Purchase of common stock	978,255	1,880,383	2,686,882

Net change	-	-	-

Net assets available for plan benefits:
Beginning of year	-	-	-

End of year	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan
Notes to Financial Statements
For the Year Ended December 31, 2001, the Eleven Month Period Ended December 31,
2000, and the Year Ended January 31, 2000

1.	Summary of Significant Accounting Policies and Description of the Plan
The following description of the Saks Incorporated Employee Stock Purchase Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan provides employees of Saks Incorporated and Subsidiaries (the "Company") an opportunity to purchase shares of common stock of the Company at a 15% discount to market value. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes.
During 2000, the Company changed the Plan's year end from January 31 to December 31. Therefore, the year ended December 31, 2000 contains 11 months, compared to 12 months in the current and prior year.
The total number of shares reserved for issuance under the Plan is 700,000. The number of shares of common stock to be issued under the Plan and the period for which the option to purchase shares will remain outstanding (the "Option Period") are based on an annual determination by the Compensation Committee of the Company's Board of Directors. Option periods currently end on December 31 of each year. The price at which the stock may be purchased is 85% of the lesser of the closing price per share as listed on the New York Stock Exchange on the last business day preceding (i) the grant of the option, or (ii) the exercise of the option. The Plan purchased 123,206 shares at an exercise price of $7.94, 221,221 shares at an exercise price of $8.50, and 227,822 shares at an exercise price of $11.79 for the year ended December 31, 2001, the eleven month period ended December 31, 2000, and the year ended January 31, 2000, respectively. Currently, the Plan has no shares available for future offerings.
Contributions - Eligible employees may elect annually to make after-tax contributions to the Plan through payroll deductions. Contributions are subject to limitations to be set annually by the Compensation Committee of the Company's Board of Directors. Each participant's account is credited with the participant's contributions. Participants are fully vested in their contributions. The contribution limitation was $2,400 for the year ended December 31, 2001, the eleven month period ended December 31, 2000 and the year ended January 31, 2000.
Distribution of Stock - As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deliver to each participant certificates representing the shares purchased on their account.

Saks Incorporated Employee Stock Purchase Plan
Notes to Financial Statements
For the Year Ended December 31, 2001, the Eleven Month Period Ended December 31,
2000, and the Year Ended January 31, 2000

Administrative Expenses - The Company pays for all administrative expenses of the Plan.
Income Taxes - Participants are not taxed upon receipt or exercise of options, but rather upon disposition of shares purchased under the Plan.
Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.
2.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participants' rights to acquire stock would continue until the end of the current Option Period, at which time shares and cash due to terminated employees would be distributed and no further contributions would be accepted.
3.	Subsequent Event In March of 2002, the Board of Directors authorized 750,000 additional shares available for purchase under the Plan, subject to shareholder approval.